Exhibit 16.1

Mine Safety and Health Administration Safety Data

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act") was enacted. Section 1503 of the Act contains new reporting requirements regarding coal or other mine safety.

We are committed to providing a safe workplace for all of our employees. We continue to engage proactively with federal and state agencies in support of measures which can legitimately improve the safety and well-being of our employees.

The operation of our mines located in the United States is subject to regulation by the Federal Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. We present information below regarding certain mining safety and health violations, orders and citations issued by MSHA, as well as related assessments and legal actions with respect to our mining operations. In evaluating this information, consideration should be given to factors such as the following: (i) the number of violations, citations and orders will vary depending on the size of the mine, (ii) the number of citations and orders issued will vary from inspector to inspector and mine to mine, and (iii) violations, citations and orders can be contested and appealed, and in that process, may be reduced in severity and amount, and are sometimes dismissed.

The table below includes references to specific sections of the Mine Act. We are providing the information in the table by mining complex because that is how we manage and operate our business. The information in the table reflects violations, citations and orders issued to us by MSHA and related assessments and legal actions during the year 2025. Due to timing and other factors, the data in our system may not agree with the data maintained by MSHA.

For each mine, of which we or one of our subsidiaries is an operator (number of occurrences, except for proposed assessment U.S. Dollar values).

Mine of Operating Name/MSHA Identification Number	Section 104 S&S Citations (#)	Section 104(b) Orders (#)	Section 104(d) Citations and Orders (#)	Section 110(b)(2) Violations (#)	Section 107(a) Orders (#)	Total Dollar Value of MSHA Assessments Proposed ($)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violations Under Section 104(e) (yes/no)	Received Notice of Potential to Have Pattern Under Section 104(e) (yes/no)	(A) Legal Actions Pending as of Last Day of Period (#)	Legal Actions Initiated During the Period (#)	Legal Actions Resolved During Period (#)
Branchville Sebrell Farms – 4406591	0	0	0	0	0	906	0	No	No	0	0	0
New Castle Sands – 0800635	1	0	0	0	0	1,300	0	No	No	0	0	0
Heard Aggregates – 4407153	0	0	0	0	0	1,254	0	No	No	0	0	0
Roanoke Cement – 4400068	11	0	0	0	0	16,629	0	No	No	0	0	0
Corkscrew – 0801300	0	0	0	0	0	0	0	No	No	0	0	0
Center Sand – 0800635	0	0	0	0	0	0	0	No	No	0	0	0
Pennsuco Cement – 0800051	13	0	0	0	0	54,059	0	No	No	0	0	0
Pennsuco Aggregates – 0800931	9	0	0	0	0	55,546	0	No	No	0	0	0
DM Connor - 4402385	0	0	0	0	0	906	0	No	No	0	0	0

(A) The pending legal actions are all contests of citations and orders, which typically are filed prior to an operator's receipt of a proposed penalty assessment from MSHA or relate to orders for which penalties are not assessed (such as imminent danger orders under Section 107 of the Mine Act). This category includes:

- contests of citations or orders issued under section 104 of the Mine Act,
- contests of imminent danger withdrawal orders under section 107 of the Mine Act, and
- emergency response plan dispute proceedings (as required under the Mine Improvement and New Emergency Response Act of 2006, Pub. L. No. 109-236, 120 Stat. 493).